EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2011		2010		2009		2008		2007
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$970,673		$846,825		$660,047		$487,964		$703,398
Add: Non-controlling interest losses in consolidated subsidiaries	—		—		222		262		255
Add:
Interest expense	75,332		64,839		71,843		81,944		70,974
Appropriate portion of rents (a)	30,696		34,544		34,439		29,833		28,245

Earnings available for fixed charges	$1,076,701		$946,208		$766,551		$600,003		$802,872

Fixed Charges:
Interest expense	$75,332		$64,839		$71,843		$81,944		$70,974
Appropriate portion of rents (a)	30,696		34,544		34,439		29,833		28,245

Fixed charges	$106,028		$99,383		$106,282		$111,777		$99,219

Ratio of earnings to fixed charges	10.15	X	9.52	X	7.21	X	5.37	X	8.09	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.